To the Board of Directors and Stockholders

Of Bergio, International, Inc.

East Fairfield, NJ

Consent of Independent Registered Public Accounting Firm

Tama, Budaj & Raab, P.C. hereby consents to the use of the Form 8-K for the year ended December 31, 2017, pursuant to the Securities Act of 1934, filed by Bergio International, Inc. June 27, 2018, relating to the change in Registrant’s Certified Public Accounting firm.

/s/ Tama, Budaj & Raab, P.C.

Farmington Hills, Michigan

June 29, 2018